HandQ Life Sciences Investors
N-SAR Exhibit

ANNUAL MEETING REPORT

An Annual Meeting of Shareholders was held on June 11, 2009. Shareholders voted to elect three Trustees of the Fund to hold office for a term of three years or until their respective successors shall have been duly elected and qualified. The following votes were cast with respect to each of the nominees:

                           For                Withheld
Rakesh K. Jain, Ph.D.      17,271,408         1,951,097
Daniel R. Omstead, Ph.D.   18,040,104         1,182,401
Lucinda H. Stebbins, CPA   18,043,679         1,178,826

The nominees were elected to serve until the 2012 Annual Meeting. Trustees serving until the 2010 Annual Meeting are Lawrence S. Lewin and Uwe E. Reinhardt, Ph.D. Trustees serving until the 2011 Annual Meeting are Robert P. Mack, M.D., Eric Oddleifson and Oleg Pohotsky.

Shareholders ratified the appointment of Deloitte and Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2009 by the following votes:

For               Against           Abstain
18,554,064        541,062           127,379